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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            FFD FINANCIAL CORPORATION
                _______________________________________________
                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
                _______________________________________________
                         (Title of Class of Securities)


                                   30243C 10 7
                _______________________________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30243C 10 7                 13G



  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FFD Financial Corporation Employee Stock Ownership Plan


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) _____

                                                               (b) __X__


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio


                   5   SOLE VOTING POWER

                       -0-
    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                       116,380

                   8   SHARED DISPOSITIVE POWER

                       -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       116,380

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.0%

  12   TYPE OF REPORTING PERSON*

       EP

CUSIP No. 30243C 10 7                 13G



  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Bankers Trust Company, N.A.


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) _____

                                                               (b) __X__


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


                   5   SOLE VOTING POWER

                       116,380
    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                       -0-

                   8   SHARED DISPOSITIVE POWER

                       -0-


  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       116,380

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.0%

  12   TYPE OF REPORTING PERSON*

       BK

ITEM 1(A).  Name of Issuer:

            FFD Financial Corporation

ITEM 1(B).  Address of Issuer's Principal Executive Offices:

            321 North Wooster Avenue
            Dover, Ohio  44622

ITEM 2(A).  Name of Persons Filing:

            First Bankers Trust Company, N.A.

            FFD Financial Corporation Employee Stock Ownership Plan

ITEM 2(B).  Address of Principal Business Office or, if none, Residence:

            First Bankers Trust Company, N.A.
            1201 Broadway
            Quincy, Illinois  62301

            FFD Financial Corporation Employee Stock Ownership Plan First Bankers Trust Company, N.A., Trustee
            1201 Broadway
            Quincy, Illinois  62301

ITEM 2(C).  Citizenship:

            First Bankers Trust Company, N.A.
              Organized under the laws of the United States

            FFD Financial Corporation Employee Stock Ownership Plan:
              Organized in Ohio

ITEM 2(D).  Title and Class of Securities:

            Common shares, no par value

ITEM 2(E).  CUSIP Number:

            30243C 10 7

ITEM 3.    If this statement is filed pursuant to Rules  13d-1(b),  or
                  13d-2(b), check whether the person filing is a:

           (a) [ ] Broker or Dealer registered under Section 15 of the Act

           (b) [X] Bank as defined in section 3(a)(19) of the Act

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act

           (e) [ ] Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

           (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)(G)

           (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.    Ownership:

           FIRST BANKERS TRUST COMPANY, N.A.

           (a)   Amount Beneficially Owned:
                 116,380

           (b)   Percent of Class:
                 8.0%

           (c)   Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       116,380

                 (ii)  shared power to vote or to direct the vote:
                       -0-

                 (iii) sole power to dispose or to direct the disposition of:
                       -0-

                 (iv)  shared power to dispose or to direct the disposition of:
                       -0-

                 FFD FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 (a)   Amount Beneficially Owned:
                       116,380

                 (b)   Percent of Class:
                       8.0%

                 (c)   Number of Shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:
                             -0-

                       (ii)  shared power to vote or to direct the vote:
                             -0-

                       (iii) sole power to dispose or to direct the disposition
                             of:  116,380

                       (iv) shared power to dispose or to direct the disposition of: -0-

                  There are 116,380 common shares owned by the FFD Financial Corporation Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1996, no shares had been allocated to Plan participants.

                  Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

ITEM 5.           Ownership of Five Percent or Less of a Class:

                  Inapplicable

ITEM 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Inapplicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Inapplicable

ITEM 8.           Identification and Classification of Members of the Group:

                  Inapplicable

ITEM 9.           Notice of Dissolution of Group:

                  Inapplicable

ITEM 10.          Certification:

                        By  signing  below,  I certify  that,  to the best of my
                  knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     FIRST BANKERS TRUST COMPANY, N.A.


FEBRUARY 5, 1997                     By CARMEN WALCH
______________________                  ____________________________________
Date                                    Carmen Walch
                                        Trust Officer


                                     FFD FINANCIAL CORPORATION
                                     EMPLOYEE STOCK OWNERSHIP PLAN


                                     By First Bankers Trust Company, N.A.,
                                         Trustee


FEBRUARY 5, 1997                     By CARMEN WALCH
______________________                  ____________________________________
Date                                    Carmen Walch
                                        Trust Officer

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G



     The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of FFD Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                     FIRST BANKERS TRUST COMPANY, N.A.


FEBRUARY 5, 1997                     By CARMEN WALCH
______________________                  ____________________________________
Date                                    Carmen Walch
                                        Trust Officer


                                     FFD FINANCIAL CORPORATION
                                     EMPLOYEE STOCK OWNERSHIP PLAN


                                     By First Bankers Trust Company, N.A.,
                                         Trustee


FEBRUARY 5, 1997                     By CARMEN WALCH
______________________                  ____________________________________
Date                                    Carmen Walch
                                        Trust Officer